SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated January 28, 2008, entitled "FURTHER ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 29, 2008   By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

FURTHER ELECTRICITY SUPPLY UPDATE BY DRDGOLD SOUTH AFRICAN OPERATIONS (PTY) LIMITED

Further to the previous SENS announcements, shareholders are advised that crews at both the ERPM and Blyvooruitzicht mines have been deployed to install temporary support and to perform ongoing maintenance only given the current low level of power supplies from Eskom. Full production has not yet been resumed. This decision follows high-level discussions held between Eskom and representatives of the mining industry over the weekend.

Eskom has issued a communications protocol and emergency information hotline and has undertaken to provide mines with sufficient notice of any deterioration in supply so that underground employees can be evacuated timeously.

Randburg

28 January 2008

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